Exhibit 99.34

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2010 No. 9

HudBay Minerals releases first quarter 2010 results

Highlights

•	First quarter operating cash flow of $59.1 million[1]

•	First quarter net earnings of $23.6 million, or $0.15 per share

•	Revenues of $240.3 million

•	Announced new NI 43-101 mineral resource for Fenix nickel project

•	Total cash of $910.0 million and working capital of $950.8 million at end of quarter

[1]	Operating cash flow is considered a non-GAAP measure. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the quarter ended March 31, 2010.

Toronto, Ontario – May 4, 2010 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) net earnings in the first quarter of 2010 were $23.6 million, or $0.15 per share compared with a loss of $4.0 million or $0.03 per share in the first quarter of 2009. Cash provided by operating activities (before changes in working capital) in the first quarter of 2010 was $59.1 million, versus $14.0 million in the same period last year.

Earnings in the first quarter of 2010 were positively impacted by higher metals prices and reduced general and administrative expenses, partially offset by the strong performance of the Canadian dollar, higher depreciation expense and a higher tax rate on earnings. Cash costs per pound of zinc sold, net of by-product credits, were negative US$0.28 per pound, compared to positive US$0.32 per pound in the first quarter of 2009. This decrease in cash costs per pound of zinc sold was primarily due to higher by-product copper credits arising mainly from higher copper prices, offset in part by the stronger Canadian dollar. Overall we remain on track to meet our full year production guidance for 2010.

During the quarter, we repurchased a total of 1,748,100 of our shares at a cost of $23.1 million as part of the normal course issuer bid announced on September 29, 2009.

“The continuing strong performance of our operating assets in northern Manitoba, combined with an improved price environment for all metals, yielded strong results during the first quarter,” said W. Warren Holmes, executive vice chairman and interim chief executive officer. “During the quarter HudBay continued investment at the Lalor project, announced a new improved-grade resource for the Fenix nickel project and continued to prepare the Chisel North mine and Snow Lake concentrator for full production beginning in the second quarter.”

Lalor Project Update

Our Lalor project continues to advance on an expedited basis. The development of the main access ramp encountered minor delays due to water inflows. At the end of the quarter the access ramp had advanced 320 metres. The pilot hole for the production shaft has been completed along with a wedge hole to explore the crusher, load out and other infrastructure zones adjacent to the main shaft area. Drilling results indicate the ground and rock conditions at the proposed site for the shaft are competent and drilling is planned for a pilot hole for the main air exhaust raise. Design of the access road to site has been completed with contractor selection expected in early May and construction work to commence shortly afterwards. We have also received the advanced exploration permits required at Lalor.

Currently six drills are operating at Lalor. One drill is conducting in-fill drilling on the gold zones and two drills are concentrating efforts on the copper-gold zone. Results will be disclosed as they are compiled and evaluated. Other drilling efforts are focused on regional exploration in areas proximate to Lalor, drilling the test pilot hole for an auxiliary ventilation raise at Lalor as described above, drilling short holes characterizing the rock in the immediate vicinity of the Lalor project for civil and geotechnical characteristics and suitability for surface infrastructure, and testing regional exploration anomalies south east of the Snow Lake camp.

Fenix Project Update

On March 31, 2010, we announced a new NI 43-101 compliant mineral resource estimate for our Fenix project in eastern Guatemala. Measured and Indicated resources are 36.19 million tonnes of 1.92% nickel contained in saprolite.

This new resource estimate replaces the previously reported Proven and Probable reserves, as contained in the technical report on Fenix filed in November 2008. We expect this resource will be converted into a reserve with the completion of the updated feasibility study for Fenix scheduled for the third quarter of 2010.

The saprolite resource for the areas outside of the immediate project area, which offer potential exploration upside and opportunity for life of mine expansion, are currently being recalculated and they will also be included with the updated feasibility study.

In parallel with the work that has been ongoing to update the resource estimates:

•

We are in the midst of a 7,000 meter diamond drill program at the Fenix project which we expect to complete in the second half of 2010. With four drills operating, the program is concentrated on proposed mining areas 212 and 213, which are located closest to the plant where previous mining by Inco had occurred and where little to no diamond drilling was conducted;

•	We have been advancing a revised power strategy for Fenix;

•	We have engaged Hatch Engineering and Golder Associates to update the prior feasibility study incorporating the new resource estimate and results are expected in the third quarter of 2010; and

•	We are continuing to evaluate financing alternatives for Fenix.

We expect that the various initiatives underway will help us reach a decision on restarting construction on the Fenix project later in 2010.

Financial Highlights

($000s except per share amounts)	Three Months Ended Mar.31
	2010		2009
Revenue		240,320		161,784
Earnings (loss) before tax		52,365		(5,280)
Net earnings (loss)		23,559		(3,958)
EBITDA[1,2]		83,444		15,493
Operating cash flow[1,3]		59,071		13,972
Basic and diluted EPS[4]		0.15		(0.03)
Cash cost per pound of zinc sold	(US$	0.28)	US$	0.32
Cash and cash equivalents		909,993		886,814

Total assets		2,038,002		2,032,267

[1]

EBITDA and operating cash flow before changes in non-cash working capital are considered non-GAAP measures. See “Non-GAAP Performance Measures” in our Management’s Discussion and Analysis for the quarter ending March 31, 2010.

[2]	EBITDA represents earnings before interest expense, taxes, depreciation and amortization, gain/loss on derivative instruments, exploration and interest and other income.
[3]	Before changes in non-cash working capital.
[4]	Earnings per share.

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News Release No. 9 2010: HudBay Minerals releases first quarter 2010 results

Production and Sales

Mine production in the first quarter was 520,988 tonnes of ore, compared to 610,395 tonnes for the same quarter in 2009. The lower production was primarily due to the suspension of operations at the Chisel North mine. Copper and silver metal production declined as a result of reduced purchased concentrate volumes.

For the first quarter of 2010, our cash cost per pound of zinc sold was negative US$0.28, a net decrease of US$0.60 from the same period in 2009. The decrease in cost per pound was due primarily to higher by-product copper credits arising from higher prices and volumes, together with reduced general and administrative expense, as 2009 included costs related to the Lundin transaction, shareholder litigation, proxy solicitation and severance.

		Three Months Ended Mar.31
		2010	2009
Production (HBMS contained metal in concentrate)
Zinc	tonnes	15,142	19,890
Copper	tonnes	11,717	12,859
Gold	troy oz.	20,010	21,358
Silver	troy oz.	192,985	247,416
Production
Zinc	tonnes	27,011	25,640
Copper	tonnes	11,725	16,239
Gold	troy oz.	20,764	21,262
Silver	troy oz.	209,360	564,875
Metal Sold
Zinc	tonnes	29,766	26,949
Copper	tonnes	15,881	16,191
Gold	troy oz.	27,507	28,624
Silver	troy oz.	456,704	606,031

Revenues

Total revenue for the first quarter was $240.3 million; $78.5 million higher than the same quarter last year. These variances are due to the following:

(in $ millions)	Three Months Ended Mar. 31, 2010

Metal prices
Higher zinc prices	31.4
Higher copper prices	59.5
Higher gold prices	6.5

Sales volumes
Higher zinc sales volumes	9.0
Lower copper sales volumes	(2.3)

Other
Unfavorable change in foreign exchange	(26.5)
Lower Balmat concentrate sales	0.9

Increase in net revenues in 2010 compared to 2009	78.5

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News Release No. 9 2010: HudBay Minerals releases first quarter 2010 results

Realized prices

		LME Q1 2010[2]	Realized prices[1] for quarter ended

			Mar. 31 2010	Mar. 31 2009

Prices in US$
Zinc	US$/lb.	1.04	1.08	0.56
Copper	US$/lb.	3.28	3.29	1.69
Gold	US$/troy oz.	1,109	1,112	885
Silver	US$/troy oz.	16.92	16.86	12.40

Prices in C$
Zinc	C$/lb.	1.08	1.13	0.70
Copper	C$/lb.	3.41	3.43	2.11
Gold	C$/troy oz.	1,154	1,155	1,117
Silver	C$/troy oz.	17.61	17.55	15.65
Exchange rate	US$1 to C$		1.04	1.25

[1]	Realized prices are before refining and treatment charges and only on the sale of finished metal.
[2]	LME average for zinc, copper and gold prices, London Spot U.S. equivalent for silver prices. HudBay’s copper sales contracts are primarily based on Comex copper prices.

Operating expenses

For the first quarter of 2010, our operating expenses were $144.8 million, or $9.7 million higher than the same quarter last year. These variances are due to the following:

(in $ millions)	Three Months Ended Mar. 31, 2010
Increased volumes of purchased zinc concentrate	4.4
Decreased volumes of purchased copper concentrate	(21.8)
Suspension of Chisel North operations	(3.5)
Changes in domestic inventory	25.8
Higher profit sharing	3.1
Other operating expenses	1.7

Increase in operating expenses in 2010 compared to 2009	9.7

Purchased copper concentrate volumes decreased due to the lack of available concentrate on economic terms. During the first quarter, we sold excess copper inventory that had accumulated in the fourth quarter of 2009, resulting in copper sales which exceeded production and a higher inventory charge in operating expenses compared to the first quarter of 2009.

Please also see our consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the quarter ended March 31, 2010, which are available under our profile on SEDAR at www.sedar.com and on our website at www.hudbayminerals.com.

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News Release No. 9 2010: HudBay Minerals releases first quarter 2010 results

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

2010 First Quarter Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/hbmmdaQ12010.pdf

2010 First Quarter Financial Statements:

http://media3.marketwire.com/docs/hbmfsQ12010.pdf

Conference Call and Webcast
Date:	Wednesday, May 5, 2010
Time:	10:00 a.m. (Eastern Time)
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3418 or 877-974-0446
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4284150#

The conference call replay will be available until midnight (Eastern Time) on May 12, 2010. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Forward Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward looking information includes but is not limited to information concerning the potential impact of changing economic conditions on HudBay’s financial results, potential plans for the Lalor project, HudBay’s exploration and development plans, and its strategies and future prospects. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry, as well as those risk factors discussed in the company’s Annual Information Form dated March 30, 2009, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay

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News Release No. 9 2010: HudBay Minerals releases first quarter 2010 results undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities. The reader is cautioned not to place undue reliance on forward-looking information.

(F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com

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News Release No. 9 2010: HudBay Minerals releases first quarter 2010 results